RECEIVED
2004 SEP 23 A 10:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HAECO

Our Ref.: CSA/CPA12/24

14th September 2004

04045124

SUPPL

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith the press announcement published today in The Standard and Hong Kong Economic Journal for your record.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

PROCESSED
SEP 30 2004
THOMSON
FINANCIAL

Margaret Yu
Secretary

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

MY/LW/sn
P:\sn\haeco\24\ltr_2004

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

Swire Group

港機工程

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不對因本公告全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

香港飛機工程有限公司

(在香港註冊成立之有限公司)

(股票代號：44)

持續關連交易

港機工程之獨立財務顧問：德國商業銀行

港機工程已就華民航空之機隊與華民航空訂立TCP合約及LM合約。由於華民航空乃港機工程之關連人士，因此根據上市規則第14A.14 條，TCP合約、LM合約及據此預期所作之一切交易均構成港機工程之持續關連交易，因此須符合第14A.45-47 條之申報及公告規定。

(i) 全面護理服務合約(「TCP合約」)日期為二零零四年九月九日

合約各方：(i) 港機工程　　(ii) 華民航空

詳情

根據TCP合約，港機工程將為華民航空之機隊提供全面護理服務。將提供之服務包括設立一個供華民航空租賃之周轉部件及可維修備件庫，以及為存貨提供管理、物流後勤支援及護理服務。

合約年期為九十六個月(即八年)，由二零零四年九月十日起計。華民航空可延長合約年期，第一次可延長年期十二個月，之後第二次可延長年期十八個月。華民航空將於每個月月底收到發票後，於四十五天內以現金支付予港機工程，作為租賃部件費用、支付有關後勤及行政開支，以及根據每架飛機飛行時數而定維修之費用。

董事局預計TCP合約之每年最高總值(「每年上限」)將不會超逾下列數額：

截至十二月三十一日止年度(港幣千元)								截至八月三十一日止(港幣千元)
二零零四	二零零五	二零零六	二零零七	二零零八	二零零九	二零一零	二零一一	二零一二
4,800	17,000	18,300	22,200	33,700	33,700	33,700	33,700	22,500

每年上限乃參考與華民航空根據行情市價議定之全面護理服務收費，以及由華民航空就其機隊規模、每年飛機使用率、航線網絡及其他營運參數所提供之預測而釐定。

獨立財務顧問之意見

由於TCP之合約年期將為九十六個月，因此已委任獨立財務顧問就TCP合約之年期作出評論。該獨立財務顧問已識別出另外三份於過去三年內由其他飛機維修公司提供之同類「全面護理」飛機修理、維修或部件合約，此等合約關乎為其他以亞洲為基地之航空公司提供全面護理之修理及維修服務，而該等飛機維修公司乃被視為亞洲航空工程業內具有相類聲譽及專業知識之公司，並指出該等合約之年期由五年至十年不等。獨立財務顧問亦指出TCP合約乃於國泰航空在二零零三年九月代表華民航空進行一項全球性招標後判予港機工程，而TCP合約之年期乃該全球性招標之其中一項要約條款，且於進行全球性招標之時已確定為期八年。

考慮到TCP合約之年期(包括華民航空可能行使延長合約年期之選擇權)乃業內一貫處理方法，且在業內其他同類飛機合約之年期範圍以內，因此獨立財務顧問確認港機工程訂立TCP合約乃合乎業內一貫處理方法，且以此年期訂立TCP合約乃符合港機工程及其股東之整體利益。

(ii) 外勤維修合約(「LM合約」)日期為二零零四年九月九日

合約各方：(i) 港機工程　　(ii) 華民航空

詳情

根據LM合約，港機工程將於香港國際機場為華民航空之機隊提供外勤維修服務。將提供之服務包括常規性維修檢查、非常規性維修、處理入境班機出現的技術問題、特別維修支援、停機坪服務、物料供應、工具供應、飛機放行及驗證，以及飛機地面支援。

合約年期為五年，由二零零四年九月十二日起計。華民航空將於每月收到發票後，於三十天內以現金支付予港機工程，作為港機工程於上一個月間所作服務之費用。

LM合約之條款乃根據行情市價商議後訂出，其條款乃正常商業條款。

董事局預計LM合約之每年上限將不會超逾下列數額：

截至十二月三十一日止年度(港幣千元)					截至八月三十一日止(港幣千元)
二零零四	二零零五	二零零六	二零零七	二零零八	二零零九
725	5,586	5,947	5,987	6,110	4,125

每年上限乃參考與華民航空議定之服務收費，以及由華民航空就其機隊規模及有關其飛機於香港國際機場降落頻率之營運模式所提供之預測而釐定。

獨立財務顧問之意見

由於LM合約年期將為五年，因此已委任獨立財務顧問就LM合約之年期作出評論。該獨立財務顧問指出於二零零四年間，港機工程與其他航空公司訂立或續期之外勤維修合約有八份，其中包括LM合約，所有現有外勤維修合約的年期由兩年至五年不等。

考慮到(i)與航空公司訂立年期較長之外勤維修服務合約將可令港機工程受惠，及(ii) LM合約之合約年期在港機工程與其他航空公司訂立之外勤維修合約之年期範圍以內，因此獨立財務顧問認為以五年年期訂立LM合約乃屬公平合理，且符合港機工程之利益。就此，獨立財務顧問確認港機工程訂立LM合約乃合乎業內一貫處理方法，且以此年期訂立LM合約乃符合港機工程及其股東之整體利益。

訂立合約各方之關係

華民航空乃國泰航空持有六成權益之附屬公司，而國泰航空則因持有港機工程百分之二十七點四五權益而為港機工程之關連人士。根據上市規則，華民航空為國泰航空之聯繫人，亦為港機工程之關連人士。

上市規則之遵守

預期就TCP合約及LM合約按年根據上市規則第14.07條定義之有關百分比率(盈利比率除外)之最高數值，將超逾0.1% 但少於2.5%，因此TCP合約及LM合約須符合第14A.45-47 條之申報及公告規定，但無須經港機工程之獨立股東批准。

港機工程將遵守第14A.37-41條有關持續性責任之規定，如超出每年上限或當TCP合約或LM合約續期或當此等合約之條款出現重大改變時，將重新遵守有關之上市規則規定。

董事局之意見

董事局(包括獨立非常務董事)認為TCP合約及LM合約之條款乃屬公平合理，且符合港機工程及其股東之整體利益，並根據行情市價，按照一般正常商業運作過程商議，其條款乃正常商業條款，且與華民航空簽訂之條款並未優厚於本公司給予非港機工程關連人士(按照上市規則定義)之條款。

訂立 TCP 合約及 LM 合約之理由及好處

TCP合約及LM合約將為港機工程正常商業運作中之正常商業活動一部分，且預期此等合約將為港機工程之收益及盈利率增長帶來貢獻。

董事

於本公告所載日期，港機工程之在任董事如下：

常務董事：唐寶麟、陳炳傑、馬文博、馬海文、彭勵志

非常務董事：梁德基、何祖英、容漢新、湯彥麟

獨立非常務董事：李德信、吳樹熾、梁國權

釋義

「港機工程」	香港飛機工程有限公司，其主要業務乃為商用飛機提供大修與維修服務。
「國泰航空」	國泰航空有限公司，其主要業務乃營運定期航班服務。該公司持有港機工程百分之二十七點四五權益。
「華民航空」	華民航空有限公司，其主要業務乃營運貨物空運速遞服務前往亞太區多個主要城市。該公司乃國泰航空持有六成權益之附屬公司。
「華民航空之機隊」	華民航空之空中巴士A300-600型貨機，初步包括六架飛機；華民航空有選擇權添購四架同類型飛機。
「董事局」	港機工程董事局。

承董事局命

香港飛機工程有限公司

公司秘書

余陳秀梅

香港，二零零四年九月十三日

太古

HAECO

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 44)

Continuing Connected Transactions

Independent financial adviser to HAECO: Commerzbank AG

HAECO has entered into the TCP Contract and the LM Contract with AHK for AHK's Fleet. As AHK is a connected person of HAECO, the TCP Contract and the LM Contract and all the transactions contemplated thereunder constitute continuing connected transactions for HAECO under rule 14A.14 of the Listing Rules and are subject to the reporting and announcement requirements under rule 14A.45-47.

(i) The Total Care Package Contract ("the TCP Contract") dated 9th September 2004

Parties: (i) HAECO (ii) AHK

Particulars

Pursuant to the TCP Contract, HAECO will provide a total care package for AHK's Fleet. The service to be provided includes acquiring an inventory of rotable and repairable spares for leasing to AHK and providing management, logistic support and maintenance to this inventory.

The term is for 96 months (i.e. 8 years) from 10th September 2004. AHK may extend this for a first term of 12 months and thereafter for a second term of 18 months. Payments will be made in cash by AHK to HAECO against invoice presented at the end of each month within 45 days for the leasing of the inventory, the logistics and administrative costs involved, and for maintenance based on the hours each aircraft is flown.

The Directors estimate that the maximum aggregate annual value (the "annual cap") of the TCP Contract will not exceed the amounts set out below:

For the year ending 31st December (HK$ '000)								Up to 31st August (HK$'000)
2004	2005	2006	2007	2008	2009	2010	2011	2012
4,900	17,000	18,300	22,200	33,700	33,700	33,700	33,700	22,500

The annual cap has been determined by reference to the prices agreed at an arms' length with AHK to be charged for the total care package and projections provided by AHK in respect of its fleet size, annual aircraft utilization, route network and other operating parameters.

Opinion of the independent financial adviser ("IFA")

Since the term of the TCP will be for 96 months, an IFA has been appointed to comment on the duration of the TCP Contract. The IFA has identified three other similar "total care" aircraft repair, maintenance or component contracts provided by other aircraft maintenance companies in the last three years involving provision of total care repair and maintenance services to other Asian based airline operators, which are considered to be of comparable reputation and expertise in the aeronautical engineering industry in Asia and noted that they have contract durations between five to ten years. The IFA also noted that the TCP Contract was awarded to HAECO as the result of a global tender launched by Cathay Pacific on behalf of AHK in September 2003 and that the duration of the TCP Contract, which was one of the offering terms which formed part of the global tender, was fixed for a period of eight years at the time of the global tender.

Given that the term of the TCP Contract (including the possible exercise of the extension option by AHK) is of normal business practice and is within the range of contract durations of other similar aircraft contracts in the industry; the IFA confirms it to be normal business practice for HAECO to enter into the TCP Contract and is in the interests of HAECO and its shareholders as a whole to enter into the TCP Contract for such duration.

(ii) The Line Maintenance Contract ("the LM Contract") dated 9th September 2004

Parties: (i) HAECO (ii) AHK

Particulars

Pursuant to the LM Contract, HAECO will provide line maintenance services for AHK's Fleet at Hong Kong International Airport. The services to be provided include routine maintenance check, non-routine maintenance, actions to address inbound technical issues, ad-hoc maintenance support, ramp services, material supplies, tooling supplies, aircraft release and certification, and aircraft on ground support.

The term is for five years from 12th September 2004. Payments will be made in cash by AHK to HAECO against invoice presented each month within 30 days for the services performed by HAECO during the previous month.

The terms of the LM Contract have been arrived at after negotiations at an arm's length on normal commercial terms.

The Directors estimate that the annual cap of the LM Contract will not exceed the amounts set out below:

For the year ending 31st December (HK$ '000)					Up to 31st August (HK$'000)
2004	2005	2006	2007	2008	2009
725	5,586	5,947	5,987	6,110	4,125

The annual cap has been determined by reference to the services charges agreed with AHK and the projections provided by AHK in respect of its fleet size and operating pattern regarding frequency of aircraft landing at Hong Kong International Airport.

Opinion of the IFA

Since the term of the LM Contract will be for five years, an IFA has been appointed to comment on the duration of the LM Contract. The IFA has noted that in year 2004, HAECO has entered into or renewed approximately eight line maintenance contracts with other airline operators, including the LM Contract and that the term of all existing line maintenance contracts range from two to five years.

Given that (i) HAECO will benefit in securing longer term line maintenance service contracts with airline operators, and (ii) the contract duration of the LM Contract is within the range of line maintenance contracts entered into between HAECO and other airline operators, the IFA considers that it is fair and reasonable and is in the interests of HAECO to enter into the LM Contract for a period of five years. In this connection, the IFA confirms it to be normal business practice for HAECO to enter into the LM Contract and is in the interests of HAECO and its shareholders as a whole to enter into the LM Contract for such duration.

Connection between the parties

AHK is a 60% owned subsidiary of Cathay Pacific which is a connected person of HAECO because of its 27.45% interest in HAECO. AHK is an associate of Cathay Pacific and a connected person of HAECO under the Listing Rules.

Compliance with Listing Rules

It is expected that the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the TPC Contract and the LM Contract will, on an annual basis, be more than 0.1% but less than 2.5%. The TCP Contract and the LM Contract are therefore subject to the reporting and announcement requirements under Rule 14A.45-47, but do not require the approval of HAECO's independent shareholders. .

HAECO will comply with the continuing obligations under Rule 14A.37-41 and will re-comply with the relevant Listing Rules if the annual caps are exceeded or when the TCP Contract or the LM Contract is renewed or when there is a material change to their terms.

Opinion of the Directors

The Directors, including the independent non-executive Directors, consider that the terms of the TCP Contract and the LM Contract are fair and reasonable and in the interests of HAECO and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to AHK than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of HAECO.

Reasons for, and benefits of, the TCP Contract and the LM Contract

The TCP Contract and the LM Contract will form part of the normal commercial activities of HAECO in the ordinary and normal course of its business and it is expected that they will contribute to growth in HAECO's revenue and profitability.

Directors

As at the date of this announcement, the Directors of HAECO are:
Executive Directors: D.M. Turnbull, P.K. Chan, M.A. Bowles, M. Hayman, J.C.G. Bremridge
Non-Executive Directors: D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler
Independent Non-Executive Directors: J.S. Dickson Leach, A.S.C. Wu, L.K.K. Leong

Definitions

"HAECO" Hong Kong Aircraft Engineering Company Limited, the principal activity of which is the provision of overhaul and maintenance services for commercial aircraft.

"Cathay Pacific" Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services. It owns 27.45% of HAECO.

"AHK" AHK Air Hong Kong Limited, the principal activity of which is the operation of express air cargo transportation services to major cities in the Asia Pacific region. It is a 60% owned subsidiary of Cathay Pacific.

"AHK's Fleet" AHK's Airbus A300-600 freighters, comprising initially six aircraft; AHK has options to purchase a further four such aircraft.

"the Directors" the directors of HAECO.

By Order of the Board

Hong Kong Aircraft Engineering Company Limited
Margaret Yu
Company Secretary
Hong Kong, 13th September 2004

SWIRE